UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CUBIST PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

MAVEC CORPORATION

(Offeror)

A Wholly Owned Subsidiary of

MERCK & CO., INC.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

229678107

(CUSIP Number of Class of Securities)

Geralyn S. Ritter

Senior Vice President, Global Public Policy and Corporate Responsibility,

Secretary and Assistant General Counsel

Merck & Co., Inc.

2000 Galloping Hill Road

Kenilworth, NJ 07033

(908) 740-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

James Modlin

David Schwartz

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

(212) 837-6000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

On December 8, 2014, Mavec Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Merck & Co., Inc., a New Jersey corporation (“Parent”), filed an investor presentation as a preliminary communication on a Schedule TO-C with the Securities and Exchange Commission. Purchaser and Parent are filing the updated investor presentation attached hereto as Exhibit 99.A to replace the previously filed presentation in its entirety.

Item 12.	Exhibits.

99.A	Updated investor presentation